FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated January 21, 2005, titled “A.F.P. Provida Reports The Following.”

Item 1

Inquiries-Please contact:	FOR IMMEDIATE RELEASE
Andres Veszpremy
General Counsel
Phone: (562) 351-1187
FAX: (562) 351-1717
E-mail: aveszpremy@afpprovida.cl

Santiago, Chile, January 21, 2005

A.F.P. PROVIDA REPORTS THE FOLLOWING

AFP Provida announces that Mr. Antonio Martinez-Jorquera submitted his resignation from the position of Chairman and Director at the Board meeting held January 18, 2005. He was replaced by Mr. Gregorio Villalabeitia. Mr. Jesus Maria de las Fuentes also submitted his resignation from his Directorship and Membership on the Audit Committee. He was replaced by Mr. Juan Prado. Finally, the Board appointed Mr. Jorge Matuk as Deputy General Manager.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: January 31, 2005	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: January 31, 2005	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.